FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR

15d-16 UNDER the Securities Exchange Act of 1934

For November 7, 2016

This report on Form 6-K shall be incorporated by reference in the prospectus dated November 4, 2016 for Lloyds Banking Group plc’s offer to exchange 4.582% Subordinated Debt Securities due 2025 and 5.300% Subordinated Debt Securities due 2045 for New 4.582% Subordinated Debt Securities due 2025 and New 5.300% Subordinated Debt Securities due 2045

Commission File Number: 333-214016

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

____________________________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Lloyds Banking Group plc Extends Exchange Offer for Its 4.582% Subordinated Debt Securities due 2025 and Its 5.300% Subordinated Debt Securities due 2045

November 7, 2016 – Lloyds Banking Group plc (“LBG”) announced today that it has extended its previously announced exchange offer for its 4.582% Subordinated Debt Securities due 2025 and its 5.300% Subordinated Debt Securities due 2045, which have been registered under the Securities Act of 1933, as amended, for all outstanding 4.582% Subordinated Debt Securities due 2025 (CUSIP 539439 AH2 and G5533W BU0; ISIN US539439AH25 and USG5533WBU02) (the “2025 Old Notes”) and 5.300% Subordinated Debt Securities due 2045 (CUSIP 539439 AJ8 and G5533W BV8; ISIN US539439AJ80 and USG5533WBV84) (the “2045 Old Notes” and, together with the 2025 Old Notes, the “Old Notes”) that were issued by LBG in December 2015.

The exchange offer, previously scheduled to expire at 11:59 p.m., New York City time, on November 4, 2016, will now expire at 11:59 p.m., New York City time, on November 9, 2016 (the “Revised Expiration Deadline”). Old Notes tendered in the exchange offer are expected to be accepted for exchange on November 14, 2016.

Approximately $1,327.1 million in aggregate principal amount, or 98.06%, of the outstanding 2025 Old Notes and approximately $824.0 million in aggregate principal amount, or 99.99%, of the outstanding 2045 Old Notes were tendered in the exchange offer as of 11:59 p.m., New York City time, on November 4, 2016. The extension is intended to allow additional time for holders of the remaining outstanding Old Notes to tender their Old Notes in the exchange offer. Old Notes previously tendered pursuant to the exchange offer may be withdrawn at any time prior to the Revised Expiration Deadline.

The terms of the exchange offer are set forth in a prospectus dated November 4, 2016. Documents relating to the exchange offer, including the prospectus, have been filed with the Securities and Exchange Commission, and may be obtained from the exchange agent, The Bank of New York Mellon, at the following addresses:

United States:
The Bank of New York Mellon, as Exchange Agent
Corporate Trust Operations - Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, NY 13057
United States of America
Attn: Pamela Adamo
Tel: 315-414-3317
Fax: 732-667-9408
Email: ct_reorg_unit_inquiries@bnymellon.com

London:
The Bank of New York Mellon, as Exchange Agent
Debt Restructuring Services
Tel +44 1202689644
Email: debtrestructuring@bnymellon.com

This announcement does not constitute an offer to exchange or buy, or a solicitation of an offer to exchange, buy or sell, any of LBG’s securities. The exchange offer is being made only by the prospectus dated November 4, 2016, as amended by this announcement, and only to such persons and in such jurisdictions as is permitted under applicable law. A registration statement on Form F-4 relating to the exchange offer and the prospectus have been filed with the SEC. The registration statement was declared effective on November 4, 2016. The distribution of this announcement and the prospectus in certain jurisdictions may be restricted by law. See the prospectus for details.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement are forward-looking statements. We may make forward-looking statements in other documents filed with the SEC that are incorporated by reference into the prospectus. Forward-looking statements can be identified by the use of forward-looking terminology such as words "expect", "estimate", "project", "anticipate", "believes", "should", "could", 'intend", "plan", "probability", "risk", "target", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this announcement and certain documents incorporated by reference into the prospectus include forward-looking statements relating, but not limited to, projections or expectations of LBG's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; LBG's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of LBG or its management including in respect of statements about the future business and economic environments in the U.K. and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors could also adversely affect our results or the accuracy of forward-looking statements in this announcement, and you should not consider the factors discussed here or in the Annual Report or other documents incorporated by reference into the prospectus to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

The forward-looking statements made in this announcement speak only as of the date of this announcement. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this announcement and we do not assume any responsibility to do so, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Dated:	November 7, 2016	By:	/s/ Vishal Savadia
			Name:	Vishal Savadia
			Title:	Head of Capital Issuance & Structuring

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